Mr. Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C.20549

August 11, 2017

Re:	Arcimoto, Inc.
Offering Statement on Form 1-A
Filed August 7, 2017
File No. 024-10710

Dear Mr. Dobbie:

On behalf of Arcimoto, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on August 15, 2017, or as soon thereafter as is practicable.

Sincerely,

Arcimoto, Inc.

/s/ Mark Frohnmayer

Mark Frohnmayer, Chief Executive Officer

Cc: Andrew Stephenson

KHLK LLP